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                                October 10, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:  Daniel F. Duchovny, Esq.

RE:  WIDERTHAN CO., LTD.
     SCHEDULES TO-C FILED SEPTEMBER 13 AND 14, 2006; SCHEDULE TO-T
        FILED SEPTEMBER 29, 2006, EACH FILED BY REALNETWORKS, INC. AND RN INTERNATIONAL HOLDINGS B.V.
     SEC FILE NO.  005-81250

Dear Mr. Duchovny:

     On behalf of RealNetworks, Inc. ("RealNetworks") and RN International Holdings B.V., an indirect wholly owned subsidiary of RealNetworks ("RN Holdings" and together with RealNetworks, the "Companies"), we respectfully submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated October 5, 2006 (the "Comment Letter"). Our responses to comments pertaining to WiderThan Co., Ltd. ("WiderThan") are based on information provided to us by WiderThan. Courtesy copies of Amendment No. 1 to Schedule TO-T are enclosed for the convenience of the Staff.

     In this letter, we have recited comments from the Staff in italicized, bold type and have followed the comment with the Company's response thereto.

SCHEDULES TO-C

Forward-Looking Statements

1. WE NOTE IN THE JOINT PRESS RELEASE DATED SEPTEMBER 12, AND IN OTHER PRE-COMMENCEMENT COMMUNICATIONS, THE DISCLAIMER THAT YOU DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGES IN EVENTS, NEW INFORMATION OR OTHERWISE. THIS DISCLAIMER IS INCONSISTENT WITH THE REQUIREMENTS OF GENERAL INSTRUCTION F OF SCHEDULE TO AND YOUR OBLIGATIONS UNDER RULE 14D-6(C) TO AMEND THE SCHEDULE TO REFLECT A MATERIAL CHANGE IN THE INFORMATION PREVIOUSLY DISCLOSED. PLEASE CONFIRM THAT THE BIDDERS WILL AVOID USING THIS STATEMENT IN ALL FUTURE COMMUNICATIONS.

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United States Securities and Exchange Commission
October 10, 2006
Page 2

     The Companies confirm that they will avoid using the above referenced statement in all future communications to the extent such communication is related to the tender offer contemplated in the Schedule TO.

SCHEDULE TO-T

Questions and Answers, page 8

2. WE NOTE THAT THE RESPONSE TO THE LAST QUESTION ON PAGE 14 INDICATES THAT IT IS A SUMMARY OF "CERTAIN" FEDERAL INCOME TAX CONSEQUENCES OF THE TENDER OFFER. PLEASE ENSURE THAT YOU DISCUSS ALL SUCH MATERIAL CONSEQUENCES.

     The Companies have amended the response to the last question on page 14 of the Offer to Purchase in response to the Staff's comment.

Introduction, page 17

3. WE NOTE YOUR DISCLOSURE IN OFFER DOCUMENT THAT THE FAIRNESS OPINION FROM JEFFERIES BROADVIEW WAS PROVIDED "SOLELY" FOR THE INFORMATION OF WIDERTHAN'S BOARD OF DIRECTORS AND WE NOTE THAT THE OPINION DOES NOT INCLUDE THIS LANGUAGE. REVISE YOUR DISCLOSURE TO RECONCILE THE DISCLOSURE AND MAKE CLEAR THAT SECURITY HOLDERS MAY RELY UPON THE MATERIALS WHEN MAKING THEIR EVALUATION. SEE SECTION II.D.1 OF OUR CURRENT ISSUES OUTLINE FOR FURTHER GUIDANCE.

     The Companies have amended the disclosure on page 18 of the Offer to Purchase in response to the Staff's comment.

Material Tax Consequences to Security Holders, page 28

4. WHILE YOU MAY RECOMMEND THAT SECURITY HOLDERS CONSULT THEIR INDIVIDUAL TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR TAX CONSEQUENCES, YOU MAY NOT "URGE" THEM TO DO SO. PLEASE REVISE HERE AND IN THE QUESTIONS AND ANSWERS SECTION.

     The Companies have amended the tax related disclosure set forth on pages 14, 15, 29, 30 and 31 of the Offer to Purchase in response to the Staff's comment.

5. DELETE THE REFERENCE ON PAGE 31 TO THIS DISCUSSION BEING FOR "GENERAL INFORMATION ONLY." SECURITY HOLDERS ARE ENTITLED TO RELY UPON THE DISCUSSION.

     The Companies have amended the first sentence of the first full paragraph on page 31 of the Offer to Purchase in response to the Staff's comment.

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United States Securities and Exchange Commission
October 10, 2006
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Certain Information Concerning the Offeror and the Parent, page 34

6. WITH RESPECT TO YOUR DISCLOSURE IN THE FOURTH PARAGRAPH ON PAGE 34, PLEASE TELL US WHY YOU NEED TO QUALIFY YOUR DISCLOSURE "TO THE KNOWLEDGE OF THE BIDDERS." WHAT PREVENTS YOU FROM KNOWING AND DISCLOSING THIS INFORMATION? PLEASE EXPLAIN OR DELETE THE QUALIFIER.

     One of the entities listed on Annex I, ING Management (Netherland), B.V. ("ING Trust"), is an independent business unit of ING Group, a financial services corporation organized under the laws of the Netherlands. ING Trust provides domiciliary, management and administrative services necessary to ensure that RN International Holdings complies with the legal requirements to maintain a company in the Netherlands. ING Trust has informed RN International Holdings that ING Trust is not engaged in any of the relationships, affiliations, activities and does not have any of the ownership interests set forth in clauses (i) through (v) of the fourth paragraph of page 34. However, since RN International Holdings does not have independent knowledge with respect to such relationships, affiliates, activities or ownership interests, the Companies have indicated that such disclosure is being made to their knowledge.

Background of Offer, page 35

7. PLEASE EXPAND YOUR DISCLOSURE OF THE EVENTS THAT LED TO THE INCREASE OF YOUR OFFER ON SEPTEMBER 9 AND 10. DID THE TARGET COMPANY ASK FOR A HIGHER OFFER?

     The Companies have expanded our disclosure on page 37 of the Offer to Purchase of the events that led to the increase in our offer on September 9 and 10 in response to the Staff's comment.

Annex I

8. PLEASE PROVIDE THE INFORMATION REQUIRED BY GENERAL INSTRUCTION C TO SCHEDULE TO WITH RESPECT TO ING MANAGEMENT (NETHERLAND), B.V.

     We have provided additional information in Annex I of the Offer to Purchase required by General Instruction C to Schedule TO with respect to ING Management (Netherland), B.V. in response to the Staff's comment.


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United States Securities and Exchange Commission
October 10, 2006
Page 4

Closing Comments

     Additionally, at the Staff's request, this letter constitutes a written statement from the Companies acknowledgement that:

     o They are responsible for the adequacy and the accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o They may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please do not hesitate to telephone me at (206) 883-2501 with any questions regarding our proposed responses to your comments.


                                               Sincerely,

                                               WILSON SONSINI GOODRICH & ROSATI
                                               Professional Corporation

                                               /s/ Patrick J. Schultheis

                                               Patrick J. Schultheis


cc:  Robert Kimball, RealNetworks, Inc.
     Tracy Daw, RealNetworks, Inc.
     Michael Ringler, Esq., Wilson Sonsini Goodrich & Rosati, P.C.